Infusive US Trust

60 East 42nd Street, Suite 1840

New York, NY 10016

December 20, 2019

VIA EDGAR

Raymond A. Be Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-8030

Infusive US Trust, File Nos. 811-23426; 333-231734

Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3

(the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on December 17, 2019

Dear Mr. Be:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective at 12:00 p.m., Eastern time, on Monday, December 23, 2019, or as soon as practicable thereafter.

In connection with this request, ALPS Distributors, Inc., the distributor for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Peter J. Shea at (212) 536-3988 or peter.shea@klgates.com.

Sincerely,

Infusive US Trust	ALPS Distributors, Inc.

/s/ Andrea Ruggeri	/s/ Steven B. Price
By: Andrea Ruggeri	By: Steven B. Price
Title: President & Principal Executive Officer	Title: SVP & Chief Compliance Officer